UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 11, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-52103 Commission File Number	20-4062622 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Approximate Date of Mailing: October 23, 2007

SRKP 11, INC.
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

October 23, 2007

This Information Statement is being furnished to holders of record of the common stock, par value $.0001 per share, of SRKP 11, Inc., a Delaware corporation (“SRKP 11” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of October 23, 2007 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 11, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 11” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement (the “Exchange Agreement”) dated as of October 20, 2007, by and among SRKP 11, Hong Kong Highpower Technology Co., Ltd., a Hong Kong corporation (“HKHT”), and all of the shareholders of HKHT (the “Shareholders”). Pursuant to the terms of the Exchange Agreement, we will issue an aggregate of 14,798,328 shares of our common stock to the Shareholders and/or their designees in exchange for 100% of the equity interest of HKHT (the “Share Exchange”). We will also cancel an aggregate of 2,556,602 shares of common stock held by certain of our stockholders such that there will be 20,478,090 shares of common stock outstanding immediately prior to the Share Exchange and the Private Placement Offering (as that term is defined herein).

Pursuant to the terms of the Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Dang Yu Pan and Wen Liang Li to the board of directors of our Company, with Dang Yu Pan serving as Chairman. Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Dang Yu Pan as our Chief Executive Officer, Wen Liang Li as our Vice President and Chief Technology Officer, Wen Wei Ma as our Vice President of Manufacturing, Yu Zhi Qiu as our Chief Financial Officer and Wen Jia Xiao as our Vice President of Quality Control. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about October 23, 2007.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov .

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

On October 20, 2007, the Company entered into the Exchange Agreement with HKHT and the Shareholders. Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 14,798,328 shares of common stock to the Shareholders and/or their designees in exchange for 100% of the equity interest in HKHT. Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	HKHT will become a 100%-owned subsidiary of SRKP 11;

•	We will assume the operations of HKHT and its subsidiaries. HKHT is the 100% owner of Shenzhen Highpower Technology Co., Ltd., a company organized under the laws of the People’s Republic of China;

•	We will issue 14,798,328 shares of common stock to the Shareholders;

•	We will cause 2,556,602 shares of our common stock held by certain of our stockholders to be cancelled and extinguished (the “SRKP 11 Share Cancellation”);

•	We will close a private placement offering resulting in proceeds up to $3.12 million (the “Private Placement Offering”); and

•	We will change our name to “Hong Kong Highpower Technology, Inc.”

As a result of the Share Exchange, we will become a 100% parent corporation of HKHT and the Shareholders will become stockholders of SRKP 11. Immediately following the closing of the Share Exchange and the Private Placement Offering, we will have 20,478,090 shares of common stock issued and outstanding; the Shareholders, in aggregate, will own approximately 72.3% of our outstanding common stock, the pre-existing stockholders of SRKP 11 will own approximately 13.9% of our outstanding common stock, and investors in the Private Placement Offering will own approximately 13.8% of our outstanding common stock (assuming the sale of the maximum number of shares in the Private Placement Offering).

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Shareholders of HKHT will be in reliance upon exemptions from registration pursuant to (1) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and (2) Regulation S of the Securities Act. We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows: the Shareholders, except for Xiangbing Li, and each of their designees are non-U.S. entities, an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S, each Shareholder, except for Xiangbing Li, and/or each of his, her or its designee will represent that he, she or it was not acquiring the securities for the account or benefit of a U.S. person, agree to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agree not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Dang Yu Pan and Wen Liang Li to the board of directors of our Company, with Dang Yu Pan serving as Chairman. Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Dang Yu Pan as our Chief Executive Officer, Wen Liang Li as our Vice President and Chief Technology Officer, Wen Wei Ma as our Vice President of Manufacturing, Yu Zhi Qiu as our Chief Financial Officer and Wen Jia Xiao as our Vice President of Quality Control. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the completion of the SRKP 11 Share Cancellation, and compliance with regulatory requirements. Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement. There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of October 20, 2007, there were 5,400,000 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of October 20, 2007, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

As of October 20, 2007, 5,400,000 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Share Exchange	Percent of Class

Executive Officers and Directors:

Richard Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	President and Director	1,944,000(1)	36.0%

Anthony C. Pintsopoulos 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	Secretary, Chief Financial Officer and Director	810,000(2)	15.0%

All Officers and Directors as a group (two persons)		2,754,000	51.0%

5% Stockholders:

Debbie Schwartzberg 800 5th Avenue New York, New York 10021	1,944,000(3)	36.0%

Charles Frisco 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	270,000(4)	5.0%

Glenn Krinsky 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	270,000(5)	5.0%

(1) 920,377 of these shares will be cancelled upon consummation of the Share Exchange.
(2) 383,490 of these shares will be cancelled upon consummation of the Share Exchange.
(3) 920,377 of these shares will be cancelled upon consummation of the Share Exchange.
(4) 127,830 of these shares will be cancelled upon consummation of the Share Exchange.
(5) 127,830 of these shares will be cancelled upon consummation of the Share Exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

We currently have 5,400,000 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will issue 14,798,328 shares of common stock to the Shareholders and/or their designees, we will cancel a total of 2,556,602 shares of common stock owned by certain SRKP 11 shareholders, and will issue shares of common stock in connection with the Private Placement Offering. We anticipate that SRKP 11 will have outstanding 20,478,090 shares of common stock immediately after the closing of the Share Exchange and the Private Placement (assuming the sale of the maximum number of shares in the Private Placement Offering). Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Hong Kong Highpower Technology, Inc., Building A1, Luoshan Industrial Zone, Shanxia, Pinghu, Longgang, Shenzhen, Guangdong, 518111, China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange	Percent of Class

Directors and Executive Officers
Dang Yu Pan	Chief Executive Officer and Chairman of the Board	8,287,061(1)	40.5%

Wen Liang Li	Vice President, Chief Technology Officer and Director	3,255,632	15.9%

Wen Wei Ma	Vice President of Manufacturing	1,479,835	7.2%

Yu Zhi Qiu	Chief Financial Officer	306,325	1.5%

Wen Jia Xiao	Vice President of Quality Control	266,370	1.3%

Officers and Directors as a Group (total of 5 persons)		13,022,528	63.6%

(1) Includes (i) an aggregate of 2,219,747 shares over which Mr. Pan has voting power and the right to acquire ownership pursuant to a loan agreement dated February 5, 2007 between Mr. Pan and other shareholders, including Yu Zhi Qiu, Chief Financial Officer, who holds 306,325 shares and, Wen Jia Xiao, Vice President of Quality Control, who holds 266,370 shares, and (ii) 591,933 shares held by a company that is 100% owned by Mr. Pan.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Dang Yu Pan and Wen Liang Li to the board of directors of our Company, with Dang Yu Pan serving as Chairman. Mr. Rappaport, who is currently our President, and Mr. Pintsopoulos, who is currently our Chief Financial Officer and Secretary, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, our board will appoint Dang Yu Pan as our Chief Executive Officer, Wen Liang Li as our Vice President and Chief Technology Officer, Wen Wei Ma as our Vice President of Manufacturing, Yu Zhi Qiu as our Chief Financial Officer and Wen Jia Xiao as our Vice President of Quality Control.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term

Richard Rappaport	48	President and Director	January 3, 2006 thru Present

Anthony C. Pintsopoulos	51	Secretary, Chief Financial Officer and Director	January 3, 2006 thru Present

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of WestPark Capital, Inc. and has been its Chief Executive Officer since September 1999. WestPark Capital, Inc. is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark Capital, Inc. Prior to joining WestPark Capital, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates(JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2006 by the unanimous written consent of its members, in the absence of formal board meetings. Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings. A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange.

Code of Ethics

The Company has not adopted a Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Dang Yu Pan	39	Chairman of the Board and Chief Executive Officer
Wen Liang Li	42	Vice President, Chief Technology Officer and Director
Wen Wei Ma	37	Vice President of Manufacturing
Yu Zhi Qiu	36	Chief Financial Officer
Wen Jia Xiao	31	Vice President of Quality Control

Dang Yu Pan has been the Chairman of the Board of HKHT since July 2003. Mr. Pan is the founder of Shenzhen Highpower and has served as the Chairman of the Board and Chief Executive Officer of Shenzhen Highpower since October 2002. From 1997 to 2002, Mr. Pan was the Vice General Manager of Nanhai Shida Battery Co., Ltd. From 1995 to 1996, Mr. Pan served as a director of the HuangPu Aluminum Factory. Additionally, from 1990 to 1994, Mr. Pan worked in the sales department of the Guangzhou Aluminum Products Factory. Mr. Pan received a bachelor’s degree in metallurgical engineering from Central South University in China in 1990.

Wen Liang Li has been a director of HKHT since July 2003. Since January 2003, Mr. Li. has served as a director and as Vice General Manager and Chief Technology Officer of Shenzhen Highpower. From January 1996 to December 2002, Mr. Li served as Vice General Manager of Zhuhai Taiyi Battery Co., Ltd., a battery manufacturer. Mr. Li received a master’s degree in Electrochemistry from the Harbin Institute of Technology in China in 1991.

Wen Wei Ma has been a director of HKHT since July 2003. Mr. Ma has served as a director and as a Vice General Manager of Manufacturing of Shenzhen Highpower since October 2002. Mr. Ma received a diploma in chymic analysis from the Guangzhou Trade School of Light Industry in China in 1989.

Yu Zhi Qiu has served as the Chief Financial Officer of HKHT and Shenzhen Highpower since August 2005. Prior to joining HKHT and Shenzhen Highpower, Mr. Qiu served as the Deputy General Manager of Shenzhen FeiShang Industrial Development Co., Ltd., an investment and holding company, from January 2005 to July 2005. From January 2003 to December 2004, Mr. Qiu served as the Finance Controller of Shenzhen Shuangling Steel & Iron Co., Ltd., a supplier of steel and iron. From January 2001 to December 2002, Mr. Qiu was the Finance Controller of Neo-concept Fashion (Shenzhen ) Co., Ltd., a costume manufacturer. Mr. Qiu received a master’s degree in business administration from Xi’An Jiaotong University in China in 2001 and is a certified public accountant in the PRC and a Professional National Accountant in Australia.

Jia Wei Xiao has served as Vice General Manager of Quality Control of Shenzhen Highpower since October 2005. From October 2002 to September 2005, Mr. Xhio served as the Minister of the Quality Control Department of Shenzhen Highpower. Mr. Xiao received a bachelor’s degree in Check Technology and Instrument in 2000 from the China Institute of Metrology.

Family Relationships

None.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal year ended December 31, 2006 of the principal executive officer, principal financial officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Richard Rappaport	2006	$-	$-	$-	$-
Former Chief Executive Officer
and Former Director

Anthony Pintsopoulos	2006	$-	$-	$-	$-
Form Chief Financial Officer
and Former Director

Grants of Plan-Based Awards in 2006

There were no option grants in 2006.

Outstanding Equity Awards at 2006 Fiscal Year End

There were no option exercises or options outstanding in 2006.

Option Exercises and Stock Vested in Fiscal 2006

There were no option exercises or stock vested in 2006.

Pension Benefits

There were no pension benefit plans in effect in 2006.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2006.

Employment Agreements

We have no employment agreements with any of our executive officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of 2 persons)	-	-	-	-	-	-	-

For the year ended December 31, 2006, none of the members of our Board of Directors received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from January 3, 2006 (inception) to December 31, 2006 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WestPark is the placement agent for the Private Placement, the $3.12 million equity financing to be conducted by the Company as a condition to the closing of the Share Exchange. For its services as a placement agent, WestPark will be paid a commission equal to 10% of the gross proceeds from the financing. Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in WestPark, an NASD member. Anthony C. Pintsopoulos, one of the Company’s stockholders and officer and director prior to the Share Exchange, is the Chief Financial Officer of WestPark. Debbie Schwartzberg, one of the Company’s controlling stockholders prior to the Share Exchange, is a noteholder of the parent company of WestPark; her note entitles her to a 1.5% interest in the net profits of the parent company of WestPark. Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Richard A. Rappaport
Richard A. Rappaport
President

Dated: October 23, 2007